UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2026

Roger Wells
Chief Executive Officer
AEVEX Corp.
440 Stevens Ave #150
Solana Beach, CA 92075

Re: AEVEX Corp.
Draft Registration Statement on Form S-1
Submitted on May 11, 2026
CIK 0002096300

Dear Roger Wells:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Keeley